Exhibit 99.1

dentons.cn

May 12, 2023

Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District, Shenzhen,

People’s Republic of China

Consent Letter on Meiwu Technology Company Limited–FORM 20-F

Dear Sirs or Madams,

We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this consent only, the PRC shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan).

We act as the PRC counsel to Meiwu Technology Company Limited (the “Company”), a company incorporated under the laws of the British Virgin Islands, in connection with the filing of Annual Report on Form 20-F for the year ended December 31, 2022.

We hereby consent to the reference to our name and the inclusion of our opinion in such annual report.

This consent is rendered solely to you for the filing on Form 20-F and may not be used for any other purpose.

Yours faithfully,

/s/ Beijing Dentons Law Offices, LLP (Fuzhou)

Beijing Dentons Law Offices, LLP (Fuzhou)

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